Exhibit 1

TTI - Team Telecom International Ltd. 7 Martin Gehl St. Kiryat-Arie Petach - Tikva 49512, Israel Tel: + 972 - 3 - 926 9700 Fax: + 972 - 3 - 926 9849 www.tti-telecom.com

May 18, 2007

Dear Shareholder,

        You are cordially invited to attend a Special General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Thursday, June 14, 2007, at 5:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

        We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Special General Meeting.

        Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-926-9139.

        We appreciate your continuing interest in TTI Team Telecom International Ltd.

Very truly yours, Meir Lipshes Chairman of the Board of Directors

TTI TEAM TELECOM INTERNATIONAL LTD.

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of TTI Team Telecom International Ltd. (“we”, “TTI” or the “Company”) will be held on Thursday, June 14, 2007, at 5:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

    (1)        To authorize Meir Lipshes, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2008; and

(2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

        Shareholders of record at the close of business on May 16, 2007, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Joint holders of shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

        Shareholders who are unable to attend the Special Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-926-9139.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors

May 18, 2007

TTI TEAM TELECOM INTERNATIONAL LTD.
7 Martin Gehl Street
Petach Tikva, Israel

PROXY STATEMENT

        This Proxy Statement is being furnished to the shareholders of TTI Team Telecom International Ltd. (“we”, “TTI” or the “Company”) in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) to be held on Thursday, June 14, 2007, at 5:00 p.m., and at any adjournment thereof. This Proxy Statement and the accompanying form of proxy are first being mailed to our shareholders on or about May 18, 2007.

Purpose of the Special Meeting

        The agenda of the Special Meeting will be as follows:

    (1)        To authorize Meir Lipshes, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2008; and

(2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of the proposal set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our shares at the close of business on May 16, 2007, the record date for the Meeting, are entitled to notice of, and to vote at, the Special Meeting. We had 16,000,428 Ordinary Shares, NIS 0.50 nominal value each (“Ordinary Shares”), and 2,936,389 Series A Preferred Shares, NIS 0.50 nominal value each (“Series A Preferred Shares”), outstanding on May 1, 2007.

        Each Ordinary Share and each Series A Preferred Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Special Meeting.

        A quorum must be present in order for the Special Meeting to be held. According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least a majority of the total voting rights in the Company. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, June 21, 2007 at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Proxies for use at the Special Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about May 18, 2007 and will be solicited primarily by mail; however, certain of the Company’s officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Special Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the Meeting by communicating such revocation in writing to the Company’s Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, Attention: Israel (Eli) Ofer, Chief Financial Officer.

Security Ownership

Major Shareholders

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares or preferred shares as of May 1, 2007:

Name of shareholder	Number of ordinary shares held	Percentage of our outstanding ordinary shares *	Number of preferred shares held	Percentage of our outstanding preferred shares **	Total shares beneficially owned ***	Percentage of our outstanding share capital****

Shlomo Eisenberg (1)(2)(3)	4,229,142	26.4%	--	--	4,229,142	22.3%
Neuberger & Berman (4)(5)	1,180,332	7.4%	1,799,995	61.3%	3,980,325	21.0%
Rima Management, LLC and Richard
Mashaal (6)	1,090,705	6.8%	227,300	7.7%	1,318,005	7.0%
S Squared Technology (7)	363,637	2.3%	909,091	30.9%	1,272,728	6.7%

* Based on an aggregate of 16,000,428 ordinary shares outstanding as of May 1, 2007.
** Based on an aggregate of 2,936,389 preferred shares outstanding as of May 1, 2007.
*** Includes shares underlying options or warrants held by such person that are exercisable within 60 days. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.
**** Based on an aggregate of 18,936,817 ordinary and preferred shares outstanding as of May 1, 2007.

(1)	Shlomo Eisenberg holds 594,836 ordinary shares, 67,468 ordinary shares through a wholly owned corporation, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.9% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(2)	Arad, directly and indirectly (through a wholly owned corporation), holds 3,227,476 ordinary shares. In addition, Arad owns 60% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(3)	Team Software holds 145,150 ordinary shares. Team Computers holds 5,300 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of April 30, 2007, Meir Lipshes, the Chairman of our board of directors and CEO, owned approximately 8.5% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial ownership. As of April 30, 2007, Meir Lipshes owned approximately 2.9% of our outstanding shares directly.

(4)	As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the SEC on May 25, 2006. Neuberger Berman, L.L.C., a Delaware limited liability company (“NB LLC”), serves as the investment adviser to LibertyView Special Opportunities Fund, L.P., a Delaware limited partnership (“LV Opportunities”), LibertyView Funds, L.P., a Delaware limited partnership (“LV Funds”), and certain other investment funds and accounts (together with LV Opportunities and LV Funds, the “Funds”). Neuberger Berman, Inc., a Delaware corporation (“NB Inc.”), serves as the sole owner and managing member of NB LLC. NB LLC may be deemed to beneficially own the ordinary shares directly held by the Funds and NB Inc. may be deemed to control NB LLC by virtue of its position as the sole owner and managing member of NB LLC. The 3,980,325 shares reported as beneficially owned by NB LLC include 1,180,332 ordinary shares, 1,799,995 Series A Preferred Shares, and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days.

(5)	LV Opportunities holds 1,363,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LV Funds holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share.

(6)	As of December 31, 2006, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the SEC on February 8, 2007. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 1,318,005 ordinary shares (out of which 227,300 Series A Preferred Shares and 90,920 warrants to purchase ordinary shares which are exercisable within 60 days) .

(7)	As of December 31, 2006, based on a Schedule 13G/A filed by S Squared Technology, LLC with the SEC on February 14, 2007. The Schedule 13G/A indicates that S Squared Technology LLC, or SST, holds a total of 991,283 ordinary shares (out of which 708,059 Series A Preferred Shares and and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share ) and S Squared Technology Partners , LP , or SSTP, beneficially owns 281,445 ordinary shares (out of which 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share). Seymour L. Goldblatt, the President of each of SST and SSTP, and Kenneth A. Goldblatt, who beneficially own a majority of the interests in SST disclaim beneficially ownership of the ordinary shares held by SST and SSTP.

Security Ownership of Our Directors and Executive Officers

The following table details, as of May 1, 2007, the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days) by our directors and executive officers:

Name and Address	Number of Shares Owned	Percent of Shares Outstanding

Lior Bregman (1)	254,545	1.3%
Meir Lipshes (2) (3)	551,563	2.9%
All other members of senior management, as a group (consisting of 7 persons,
other than Lior Bergman and Meir Lipshes) (4)	151,334	*

*	less than 1% of our outstanding ordinary shares.

(1)	Lior Bregman, our director, is the ownerof LB Capital Investments, which holds approximately 1.3% of our outstanding shares, comprised of 181,818 of our Preferred A Shares, and warrants to purchase 72,727 of our ordinary shares at an exercise price of $2.5 per share, which expire on January 2012.

(2)	Includes options exercisable into 75,000 ordinary shares, at an exercise price of $3 per share, which expire on October 15, 2008.

(3)	As of April 30, 2007, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 150,450 of our ordinary shares, representing approximately 0.8% of our outstanding share capital and voting rights. As of April 30, 2007, Meir Lipshes, the Chairman of our board of directors and our acting Chief Executive Officer, owned approximately 8.5% of Team Computers’ shares. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(4)	The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8.0 per share, and expire between June 30, 2009 and January 10, 2011.

AGENDA OF THE SPECIAL MEETING

ITEM 1 – Chief Executive Officer and Chairman of the Board of Directors Concurrent Office

        According to Sections 95(a) and 121(c) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the chief executive officer of a public company is permitted to serve also as the chairman of the board of directors only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

        Meir Lipshes served as one of the Company’s directors since it commenced independent operations in September 1992. In December 2004, he became the Chairman of the Board of Directors. Mr. Lipshes also served as our Chief Executive Officer from January 1996 through September 2004, and from March 2005 through November 2005 (on an interim basis). In December 2005, Ruben Markus was appointed our Chief Executive Officer. Mr. Markus resigned in November 2006 and, since December 2006, Meir Lipshes assumed his responsibilities and is serving as our acting Chief Executive Officer.

        At this time, we have not been able to identify a suitable candidate to serve as our Chief Executive Officer. Moreover, our board of directors believes that it is in the best interest of our company to allow Mr. Lipshes to continue to act as our Chief Executive Officer until the annual general meeting of the Company to take place in 2008 in light of, among others, Mr. Lipshes experience and familiarity with the company’s business. Even if this matter is approved, Mr. Lipshes, if nominated by our board of directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our board.

It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, to authorize Meir Lipshes to continue to serve as both the Company’s Chairman of the Board and Chief Executive Officer until the annual general meeting of the Company to take place in 2008.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

        The Board of Directors recommends that the shareholders vote “FOR” the adoption of this resolution.

Other Matters

        It is not anticipated that there will be presented at the Special Meeting any matters other than those on the agenda described above. If any other matters should come before the Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors Meir Lipshes Chairman of the Board of Directors

May 18, 2007